VIA EDGAR                                                                                                           March 18, 2013

John Stickel
Justin Dobbie
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	SOB Stables, Inc.
Registration Statement on Form S-1
Filed January 25, 2013
File No. 333-185664

On behalf of SOB Stables, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated March 11, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

 General

1. We note your response to our prior comment 2. We are unable to agree with your analysis in support of the conclusion that you are not a “shell company” as defined by Securities Act Rule 405. Please revise to disclose your status as a shell company. For additional guidance, refer to Securities Act Release No. 33-8587 (July 21, 2005), available at http://www.sec.gov/rules/final/finalarchive/finalarchive2005.shtml.

The Company’s subsidiary Capall Stables of California received its license to claim and race thoroughbreds on March 15, 2013.  The Company has completed the transfer of all rights to the thoroughbred Rock Off and has retained Dan Blacker to train the company’s thoroughbreds, including Rock Off.  The Company will begin claiming thoroughbreds beginning March 21, 2013 when racing commences Santa Anita.  The Company has instructed our trainer to drop a claim ticket on one thoroughbred on Thursday and one on Friday as well.  The Company is waiting for the entries to close for Saturday and Sunday to determine if there is any interested in any horses on Saturday or Sunday.

Securities Act Release No. 33-8587 (July 21, 2005) defines a shell as a “registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”  The Company’s operations are not nominal.  The Company has obtained its owner’s license from the California Horse Racing Board, has hired a trainer, has obtained its initial thoroughbred and will be dropping claim tickets on at least 2 thoroughbreds this week.  As such, the Company believes its operations are not nominal and as sucj is not a shell as defined in Securities Act Release No. 33-8587 (July 21, 2005).

2. Prior to effectiveness, the independent accountant’s consent in Exhibit 23.1 must be updated. In this regard, as the date of the accountant’s report on page F-2 is now February 25, 2013, please also revise the consent to refer to this report date.

Revised as requested.

 Our Company, page 1

3. Unless the thoroughbred, Rock Off, is currently owned in your name, please revise to clarify here and throughout that you have not acquired your initial thoroughbred, but that Mr. Wade acquired a thoroughbred that he intends to transfer to you once you have obtained your license from the State of California. Also, absent a written agreement, please disclose that there is no guarantee that the thoroughbred will be transferred to you in the future. Additionally, please clarify how the acquisition of was financed.

All rights to Rock Off have been transferred to the Company’s licensed subsidiary Capall Stables of California.  As such, the Company feels that this comment has been satisfied.  The acquisition was financed by our CEO whereby the Company purchased Rock Off for the $13,625 paid by Mr. Wade by issuing a promissory note to Mr. Wade.  The terms have been disclosed in the amended S-1 which include 12 month unsecured promissory note with a 0% interest rate.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOB Stables, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President